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EXHIBIT 21.1

Subsidiaries of Exelon Corporation

Subsidiary	Jurisdiction of Incorporation
Commonwealth Edison Company	Illinois
Exelon Energy Delivery Company, LLC	Delaware
Exelon Generation Company, LLC	Pennsylvania
Exelon Ventures Company, LLC	Delaware
PECO Energy Company	Pennsylvania
PECO Energy Transition Trust	Delaware

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  EXHIBIT 21.1